UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 21, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: Loan Covenant Release

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
21 August 2013
AngloGold Ashanti Takes Pru ent Step to Relax Loan Covenant
(JOHANNESBURG) – AngloGold Ashanti Limited has continued i s strategy of proactively managing its balance sheet by reaching agreement with its two banking syndi ates to tem porarily relax the financial covenant on both of its revolving credit facilities (RCFs). This is purely a proa ctive step by the company providing it protection, if required, against vollatile market and operating condition s.
AngloGold Ashanti currently has a single financial covenant common to its two R CFs, namely that the ratio of net debt to the rolling twelve month EBITDA (earnings before interest, tax, dep reciation and amortisation)
may not exceed 3.0 : 1. This financial covenant, which is tested twice yearlly at the end of June
December, was 1.56: 1 at 30 June 2013.
and
AngloGold Ashanti has received consent from its banking syndicates providing both facilities to loosen the net debt to EBITDA ratio from 3:0: 1 to a maximum of 4.5 : 1 for the next tw o testing periods, being 31
December 2013 and 30 June 2014, after which this financial covenant will revert to 3.0 : 1.
Whilst AngloGold Ashanti does ot anticipate requiring this additional headroom on the financial covenant, it believes this prudent move will provide the company with greater flex bility to add ress any volatile market and operating conditions in the short term, as it proceeds with plans to bring its two n ew projects into production, reduce operating and overhead costs and improve its overall production profile.
“This move is consistent with our track record of proactive balance sheet mana gement, whilst keeping our prudent financial policies intact,” AngloGold Ashanti Group Treasurer Rob Hayes said. “This support from our two banking syndicates demonstrates confidence in our business and the dec isive steps we’ve taken to reposition the company to weather a lower gold price environment. It also impro ves our financial flexibility in a period of high volatility.”
The company has an undrawn US$1.0bn RCF at 30 June 2013 which matures in 2017, and a A$600m RCF, of which A$480m was drawn at 30 June 2013, which matures in 2015.
AngloGold Ashanti’s strategy is focused on improving free cash flow from its portfolio. The company is aiming to more than halve corporate costs next year from their 2012 levels, whil e narrowing the focus on its expensed exploration programme. Together, these two elements of overhead expenditure, which accounted for $752m in 2012, are expected to decline to between $270m and $315m next year. Complementing these cost improvements is about between 550,000oz and 600,000oz of new pro duction expected from the
Tropicana and Kibali mines in coming months, both at cash costs which are lo wer than the group’s current average.
SPONSOR: UBS South Africa (Pty) Limited
ENDS
*Both cost and production estimates are subject to unfavourable revisions in li ght of recent labour-related challenges in South Africa. Other unknown or unpredictable factors could also ha ve material adverse effects on our future results and no assurance can be given that any expectations expr essed by AngloGold Ashanti will prove to have been correct. Please refer to the risk factors in the prospectus supplement to AngloGold
Ashanti’s prospectus dated 17 July 2012, that was filed with the Securities and Exchange Commission
(“SEC”) on 26 July 2013 and is available at the SEC’s home page at http://www.s ec.gov.

Contacts
Media                                                                           Tel:
E-mail:
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com
Disclaimer
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the SEC on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2013
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary